Exhibit 2

EXEUCTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

EPPENDORF INCORPORATED,

EDISON MERGER CORP.

and

NEW BRUNSWICK SCIENTIFIC CO., INC.

JULY 10, 2007

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3.27	Insurance Policies	29
3.28	Books and Records	29
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	29
4.1	Organization	29
4.2	Binding Obligation	29
4.3	No Authorization or Consents Required	30
4.4	Financing Commitments	30
4.5	No Conflict	30
4.6	Information	30
4.7	Brokers	31
4.8	Absence of Litigation	31
ARTICLE 5	COVENANTS	31
5.1	Conduct of Business of the Company	31
5.2	Other Actions	34
5.3	Notification of Certain Matters	34
5.4	Proxy Statement	35
5.5	Shareholders' Meeting	36
5.6	Access to Information	37
5.7	No Solicitation.	37
5.8	Directors' and Officers' Indemnification and Insurance	40
5.9	Reasonable Best Efforts	41
5.10	Consents; Filings; Further Action	42
5.11	Public Announcements	44
5.12	Stock Exchange Listings and De-Listings	44
5.13	Expenses	44
5.14	Takeover Statutes	44
5.15	Employee Benefit Arrangements	45
5.16	Rule 16b-3 Exemption	45
5.17	Confidentiality Agreements	45
5.18	Shareholder Litigation	46
5.19	Termination of Certain Agreements	46
.20	Repayment of Credit Agreement	46
5.21	Collective Bargaining Agreements	46
ARTICLE 6	CONDITIONS	46
6.1	Conditions to Each Party's Obligation to Effect the Merger	46
6.2	Conditions to Obligations of Parent and Merger Sub	47
6.3	Conditions to Obligation of the Company	48
ARTICLE 7	TERMINATION	49
7.1	Termination	49
7.2	Effect of Termination	51
7.3	Amendment	51
7.4	Extension; Waiver	51
7.5	Termination Fees and Expenses	51

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ARTICLE 8	MISCELLANEOUS	54
8.1	Certain Definitions	54
8.2	Non-Survival of Representations, Warranties and Agreements	55
8.3	Counterparts; Effectiveness	56
8.4	Governing Law and Venue; Waiver of Jury Trial	56
8.5	Notices	57
8.6	Entire Agreement	58
8.7	No Third Party Beneficiaries	58
8.8	Severability	58
8.9	Interpretation	59
8.10	Assignment	59

iii

This AGREEMENT AND PLAN OF MERGER ("Agreement"), dated as of July 10, 2007, is made by and among Eppendorf Incorporated, a Delaware corporation ("Parent"), Edison Merger Corp., a New Jersey corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and New Brunswick Scientific Co., Inc., a New Jersey corporation (the "Company").

RECITALS:

WHEREAS, this Agreement contemplates a merger of Merger Sub into the Company (the "Merger") and in such merger, the shareholders of the Company will receive cash in exchange for their common stock, par value $0.0625 per share, of the Company (the "Common Stock");

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and adopted this Agreement and deem it advisable and in the best interests of their respective shareholders to consummate the business combination provided for herein, upon the terms and subject to the conditions provided for herein and in accordance with the provisions of the New Jersey Business Corporation Act ("NJBCA");

WHEREAS, the Board of Directors of the Company has determined to recommend to the shareholders of the Company the adoption of this Agreement and the transactions contemplated hereby (including the Merger), upon the terms and subject to the conditions provided for herein;

WHEREAS, Parent, as the sole shareholder of Merger Sub, has adopted this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Parent's willingness to enter into this Agreement and consummate the Merger, the Parent and certain significant shareholders of the Company have entered into a shareholders agreement (the "Shareholder Agreement"); and

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

THE MERGER

1.1          The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company pursuant to Article 10 of the NJBCA and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes referred to as the "Surviving Corporation") and shall continue to be governed by the laws of New Jersey, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers, purposes and franchises, both public and private, shall continue unaffected by the Merger. The Merger shall have the effects set forth in Section 14A:10-6 of the

NJBCA. Accordingly, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers, immunities, purposes, and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

1.2          Closing. The closing of the Merger (the "Closing") shall take place (a) at the offices of Morgan, Lewis & Bockius, LLP, New York, New York at 10:00 a.m. on the third business day after the last to be fulfilled or waived of the conditions set forth in ARTICLE 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and the Parent may agree (the actual date on which the Closing occurs, the "Closing Date").

1.3          Effective Time. Contemporaneously with the Closing, the Company and Merger Sub will cause a Certificate of Merger (the "Certificate of Merger") with respect to the Merger to be signed, acknowledged and delivered for filing with the Secretary of the State of New Jersey as provided in Section 14A:10-4.1 of the NJBCA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of New Jersey or such other time as shall be agreed upon by the parties and set forth in the Certificate of Merger (the "Effective Time").

1.4          The Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be amended and restated in the form of the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (the "Surviving Charter"), until duly amended as provided in the Surviving Charter or by applicable Law, subject to Section 5.8, except that, as of the Effective Time, Article I of such certificate of incorporation shall be amended to read as follows: "The name of the corporation is New Brunswick Scientific Co., Inc.".

1.5          The By-Laws. The by-laws of the Surviving Corporation shall be amended and restated in the form of the by-laws of Merger Sub in effect at the Effective Time (the "Surviving By-Laws"), until duly amended as provided in the Surviving By-Laws or by applicable Law, subject to Section 5.8.

1.6          Directors of Surviving Corporation. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter and the Surviving By-Laws.

1.7          Officers of Surviving Corporation. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter and the Surviving By-Laws.

ARTICLE 2

CONVERSION OR CANCELLATION OF SHARES

IN THE MERGER

2.1          Conversion or Cancellation of Shares. The manner of converting, retaining or canceling shares of the Company and Merger Sub in the Merger shall be as follows:

(a)          At the Effective Time, except as otherwise provided in Section 2.1(b), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Shares owned by Merger Sub, collectively, the "Shares"), together with the rights issued pursuant to the Rights Plan, shall be cancelled and shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $11.50 (the "Merger Consideration") upon surrender of the certificate (or evidence of such shares in book-entry form) as provided in Section 2.2. All such Shares, by virtue of the Merger and without any action on the part of the holders thereof, when so converted, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate (or evidence of such Shares in book-entry form) representing any such Shares shall thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such certificate in accordance with Section 2.2.

(b)          At the Effective Time, each share of Common Stock issued and outstanding at the Effective Time and owned by Merger Sub, and each Share issued and held in the Company's treasury at the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

(c)          At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub or the holders of such shares, be converted into one validly issued, fully paid and non-assessable share of Common Stock of the Surviving Corporation and shall constitute the only outstanding share of capital stock of the Surviving Corporation.

2.2          Payment for Shares. Immediately after the Effective Time, the Parent shall make available or cause to be made available to the paying agent appointed by the Parent that is reasonably acceptable to the Company (the "Paying Agent") amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments pursuant to Section 2.1(a) hereof to holders of Shares. At the Effective Time, the Parent shall instruct the Paying Agent to promptly, and in any event not later than three business days following the Effective Time, mail to each person who was, at the Effective Time, a holder of record of issued and outstanding Shares a form (mutually agreed to by Merger Sub and the Company) of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any of such Shares in exchange for payment therefor. Upon surrender to the Paying Agent of such certificates, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the Parent shall instruct the Paying Agent to promptly, and in any event not later than three business days following receipt of properly tendered certificates and letters of transmittal, pay to the persons entitled thereto a check in the amount to which such persons are entitled, after giving effect to any required tax withholdings. No interest will be paid or will accrue on the amount payable upon the surrender of any such certificate. If payment is to be made to a person other than the registered holder of the certificate surrendered, it shall be a condition of such payment that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. One hundred and eighty days following the Effective Time, the Parent shall be entitled to cause the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent which have not been disbursed to holders of certificates formerly representing Shares outstanding on the Effective Time, and thereafter such holders shall be entitled to look to the Parent only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their certificates. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to any holder of certificates formerly representing Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.3          Transfer of Shares After the Effective Time. No transfer of Shares shall be made on the stock transfer books of the Surviving Corporation at or after the Effective Time.

(a)          After the Effective Time, Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for and in accordance with the procedures set forth in this ARTICLE 2.

(b)          In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and, if reasonably requested by the Surviving Corporation, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Shares represented by such Certificate pursuant to this ARTICLE 2.

2.4          Treatment of Stock Options. (a) Immediately prior to the Effective Time, each outstanding option to purchase shares of Common Stock (an "Option") granted under each of the Company's 1998 Nonqualified Stock Option Plan for Ten Percent Shareholder-Directors; 1999 Stock Option Plan for Nonemployee Directors; and 2001 Nonqualified Stock Option Plan for Officers and Key Employees and any similar plan or arrangement providing for the issuance of options (collectively, the "Option Plans"), whether or not then exercisable or vested, shall, by virtue of the Merger and without any action on the part of any holder of any Option, become fully exercisable and vested. At the Effective Time (A) each Option which is then outstanding shall be canceled and (B) in consideration of such cancellation, each Option shall be converted into the right to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (x) the excess of the Merger Consideration over the exercise price thereof, if any, and (y) the number of shares of Common Stock subject thereto (such payment to be net of taxes required by Law to be withheld with respect thereto). No payment shall be made with respect to any Option having a per share exercise price, as in effect at the Effective Time, equal to or greater than the Merger Consideration. In addition, all shares reserved for issuance under the Option Plans shall be canceled. The cancellation of an Option as provided in this Section 2.4 shall be deemed a release of any and all rights the holder thereof had or may have in respect of such Option. Within five (5) business days after the Effective Time, Parent shall pay the aggregate amount due to holders of Options pursuant to this Section 2.4 to an account or accounts designated by the Company by wire transfer of immediately available United States funds. Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company shall take any and all actions necessary to effectuate this Section 2.4.

2.5         Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

2.6          Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Common Stock, or securities convertible or exchangeable into or exercisable for Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration will be equitably adjusted to reflect such change; provided that nothing herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as set forth in the relevant section of the Company's Disclosure Letter delivered to Merger Sub by the Company prior to the execution of this Agreement (the "Company Disclosure Letter"):

3.1	Organization and Qualification; Subsidiaries.

(a)          Each of the Company and each subsidiary of the Company (collectively, the "Company Subsidiaries") is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals, individually or in the aggregate, have not resulted, and could not reasonably be expected to result, in costs or liabilities to the Company and the Company Subsidiaries, taken as a whole, other than immaterial costs and liabilities. Each of the Company and each Company Subsidiary is duly qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not resulted, and could not reasonably be expected to result, in costs or liabilities to the Company and the Company Subsidiaries, taken as a whole, other than immaterial costs and liabilities. For purposes of this Agreement, "Material Adverse Effect on the Company" means any change in or effect on the business, assets, liabilities, properties, prospects, results of operations or condition (financial or otherwise) of the Company or any Company Subsidiary that, individually or in the aggregate, (x) is or could reasonably be expected to be materially adverse to the Company and the Company Subsidiaries, taken as a whole; provided, however, that no change, effect, event or occurrence to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or will be, a Material Adverse Effect on the Company: (i) general economic or market conditions or general changes or developments in the research and scientific instrument industry or affecting participants in the pharmaceutical industry, (ii) acts of war or terrorism or natural disasters, (iii)  the announcement or performance of this Agreement and the transactions contemplated hereby, (iv) changes in the price or trading volume of the Company's Common Stock (provided that any change, effect, event or occurrence that may have caused or contributed to such change in market price or trading volume shall not be excluded), or (v) changes in United States generally accepted accounting principles ("GAAP"), unless, in the case of clause (i) or (ii), such change, effect, event or occurrence has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared with other companies operating in the research and scientific instrument industry or the pharmaceutical industry or (y) could, or could reasonably be expected to, prevent or materially delay or materially impair the ability of the Company or any of the Company Subsidiaries to perform their obligations under this Agreement or consummate the Merger and the other transactions contemplated by this Agreement.

(b)          Schedule 3.1(b) of the Company Disclosure Letter sets forth a complete and correct list of all of the Company Subsidiaries, their respective jurisdictions of organization and percentage ownership by the Company. Neither the Company nor any Company Subsidiary holds any equity interest in any person other than the Company Subsidiaries so listed. The certificate of incorporation and by-laws (or equivalent documents) of each of the Company Subsidiaries are in full force and effect. None of the Company Subsidiaries are in violation of any of the provisions of their respective certificate of incorporation and by-laws (or equivalent documents).

3.2          Certificate of Incorporation and By-Laws. The copies of the Company's certificate of incorporation and by-laws, each as amended through the date of this Agreement (collectively, the "Company Charter Documents") that are incorporated by reference in, as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 are complete and correct copies of those documents. The Company Charter Documents and all comparable corporate organizational documents of the Company Subsidiaries are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents.

3.3	Capitalization.

(a)          The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock. As of the date of this Agreement, 9,244,512 shares of Common Stock were issued and outstanding, all of which were duly authorized, validly issued and are fully paid, nonassessable and not subject to any preemptive rights, (i) 0 shares of Company Common Stock were held in the treasury of the Company, (ii) 1,136,701 shares of Common Stock were reserved for issuance upon exercise of Options that are outstanding or available for grant, and (iii) 105,819 shares of Common Stock were reserved for issuance under the Company's Employee Stock Purchase Plan, as amended.

(b)          As of the date of this Agreement, an aggregate of 590,297 Options granted by the Company under the Option Plans are issued and outstanding. Except for the Options, there are no options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, or voting securities of, the Company or any Company Subsidiary. Schedule 3.3(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (x) the persons to whom Options have been granted and (y) the exercise price for the Options held by each such person. No consent of the holder of any Options is required in connection with the cancellation thereof and payment therefor pursuant to Section 2.4.

(c)          All shares of Common Stock subject to issuance, upon issuance prior to the Effective Time on the terms and conditions specified in the Option award grant under which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Common Stock, Options or any capital stock of any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights and each such share owned by the Company or a Company Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Company Subsidiary's voting rights, charges and other encumbrances. There are no outstanding contractual obligations of the Company or any Company Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned by the Company or in any other person. Except as set forth in this Section 3.3, there are no shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or such securities or other rights (which term, for purposes of this Agreement, shall be deemed to include "phantom" stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights) issued, reserved for issuance or outstanding.

3.4	Authority.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate such transactions, other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of two-thirds of the votes cast by the holders of shares of Common Stock entitled to vote at the Company Shareholders Meeting (the "Requisite Company Vote") and the filing of the Certificate of Merger with the Secretary of State of New Jersey. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar Laws affecting creditors' rights generally and by equitable principles of general applicability.

(b)          The Board of Directors of the Company has unanimously (i) authorized the execution, delivery and performance of this Agreement and the documents contemplated hereby; (ii) adopted the plan of merger set forth in ARTICLE 1 and ARTICLE 2 of this Agreement, in accordance with the NJBCA, determined that the terms of this Agreement are fair to and in the best interest of the Company and its shareholders taken as a whole, and (iii)  agreed to recommend to the shareholders the approval of this Agreement, the Merger, and the other transactions contemplated hereby.

(c)          The Company has taken all necessary action to exempt this Agreement, the Voting Agreements, the Merger and the other transactions contemplated hereby and thereby from any super-majority voting requirements specified in the Company Charter Documents or the NJBCA (other than the Requisite Company Vote), including Article SIXTH of the Company's Certificate of Incorporation and the New Jersey Shareholders' Protection Act.

(d)          No statutory dissenter's rights, rights of appraisal or similar rights are available to the Company's shareholders in respect of the Merger or the other transactions contemplated hereby.

3.5	No Conflict.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby will not:

(i)           conflict with or violate any provision of any Company Charter Document or any equivalent organizational documents of any Company Subsidiary;

(ii)          assuming that all consents, approvals, authorizations and other actions described in Section 3.6 have been obtained and all filings and obligations described in Section 3.6 have been made, conflict with or violate any law, statute, ordinance, rule, regulation, requirement, interpretation, code, policy, order, judgment or decree of any Governmental Entity ("Law") applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is or may be bound or affected, except for any such conflicts or violations that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company; or

(iii)        require any consent or other action by any person under, result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others (immediately or with notice or lapse of time or both) any right of termination, notice, amendment, acceleration or cancellation of, or result (immediately or with notice or lapse of time of both) in the creation of a Lien on any property or asset of the Company or any Company Subsidiary under, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which the Company or any of the Company Subsidiaries is entitled under, any note, bond, mortgage, indenture, contract, agreement, commitment, lease, license, permit, franchise or other instrument or obligation or authorization (collectively, "Contracts") to which the Company or any Company Subsidiary is a party or by which any of them or their assets or properties is or may be bound or affected, except for any such breaches, defaults, rights or Liens that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company.

(b)          Section 3.5(b) of the Company Disclosure Letter sets forth a correct and complete list of all Company Material Contracts under which notices, consents or waivers are required prior to or following consummation of the transactions contemplated by this Agreement.

3.6          Required Filings and Consents. Except as set forth on Section 3.6 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby will not, require any action, consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any domestic or foreign national, federal, state, provincial or local governmental, regulatory or administrative authority, administrative or regulatory agency, board, commission, department, court of competent jurisdiction, tribunal or arbitral body or self-regulated entity (each, a "Governmental Entity"), other than (i) compliance with applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), (iii) compliance with the applicable requirements of the Exon-Florio provisions of the Defense Production Act of 1950, as amended ("Exon-Florio"); (iv) the filing of the Certificate of Merger in accordance with the NJBCA; (v) the applicable requirements of the NASDAQ Stock Market, LLC; (vi) the applicable requirements of the New Jersey Industrial Site Recovery Act, as defined in N.J.S.A. 13:1 K-6, et. seq. ("ISRA"); (vii) any required approvals of the French Ministry of Economy and Finance; and (viii) where the failure to obtain such consent, approval, authorization or permit, or to provide such notice or make such filing, individually or in the aggregate, has not and could not reasonably be expected to be material to the Company.

3.7          Permits; Compliance with Law. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any Company Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the "Company Permits"), except for such Company Permits which are not material to the conduct of the business of the Company or any of the Company Subsidiaries. As of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. Since January 1, 2005, neither the Company nor any Company Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is or may be bound or affected, (ii) any Company Permits or (iii) any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, contract (including any Company Material Contract), agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiaries or any property or asset of the Company or any Company Subsidiary is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company. No investigation, review or inquiry by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their respective businesses is pending or, to the knowledge of the Company, threatened. None of the Company or any Company Subsidiary has received written or oral (or otherwise has any knowledge of any) notice since January 1, 2005, of any violation or noncompliance with any Law applicable to the Company or any Company Subsidiary, or directing the Company or any Company Subsidiary to take any remedial action with respect to such applicable Law or otherwise, and no material deficiencies of the Company or any Company Subsidiary have been asserted to the Company or any Company Subsidiary in writing or, to the knowledge of the Company, orally, by any Governmental Entity.

3.8          Government Entities. None of the Company, any of the Company Subsidiaries or any officers, employees or agents of the Company or any of the Company Subsidiaries has with respect to any product that is manufactured, tested, distributed, held and/or marketed by the Company or any of the Company Subsidiaries made an untrue statement of a material fact or fraudulent statement to any Governmental Entity, failed to disclose a material fact required to be disclosed to any Government Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for any Governmental Entity to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

3.9	SEC Filings; Financial Statements.

(a)          The Company has filed with the Securities and Exchange Commission (the "SEC") all forms, reports, statements and other documents (including all exhibits, annexes, supplements and amendments to such documents) required to be filed by it under the Exchange Act and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act") since January 1, 2005 (collectively, including any such documents filed subsequent to the date of this Agreement, the "Company SEC Reports"). The Company SEC Reports, including any financial statements or schedules included or incorporated by reference, (i) comply in all material respects with the requirements of the Exchange Act or the Securities Act or both, as the case may be, applicable to those Company SEC Reports and (ii) did not at the time they were filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements made in those Company SEC Reports, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any documents with the SEC or any national securities exchange or quotation service or comparable Governmental Entity.

(b)          Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present, in all material respects, the consolidated financial position of the Company and the consolidated Company Subsidiaries, as of the dates set forth in those consolidated balance sheets. Each of the consolidated statements of income and of cash flows included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules), fairly present in all material respects, the consolidated results of operations and cash flows, as the case may be, of the Company and the consolidated Company Subsidiaries (or of any Company Subsidiary, as the case may be) for the periods set forth in those consolidated statements of income and of cash flows (subject, in the case of unaudited quarterly statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC) consistently applied throughout the periods indicated.

(c)          The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company's periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (B) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)          The Company has disclosed to the Company's auditors and the audit committee of the board of directors of the Company, based on its most recent evaluation prior to the date hereof, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting. Copies of such disclosures have been provided to Parent prior to the date hereof. To the knowledge of the Company, the Company has not received any complaints since January 1, 2006 regarding accounting, internal accounting controls or auditing matters, including any such complaint regarding questionable accounting or auditing matters.

(e)           Since January 1, 2006, the Company has not identified any material weaknesses in the design or operation of its internal controls over financial reporting.

(f)           Except as and to the extent set forth on the consolidated balance sheet of the Company as of March 31, 2007, including the related notes, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown, whether due or to become due, and whether or not required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and the Company Subsidiaries), except for liabilities or obligations incurred in the ordinary course of business since March 31, 2007, that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company.

3.10       Absence of Certain Changes or Events. Since December 31, 2006, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been, with respect to the Company or any of the Company Subsidiaries:

(a)          any event, occurrence, development or state of circumstances or acts that has had, or could reasonably be expected to result in, a Material Adverse Effect on the Company;

(b)          any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or any Company Subsidiaries, whether or not covered by insurance, which damage, destruction or loss, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on the Company;

(c)          any material change by the Company in its or any Company Subsidiary's accounting methods, principles or practices;

(d)          any declaration, setting aside or payment of any dividend or distribution in respect of Company Shares or any redemption, purchase or other acquisition of any of the Company's securities;

(e)	any event, occurrence or action described in Section 5.1(a)-5.1(u).

3.11       Labor and Employment Matters. Except as set forth in Section 3.11 of the Company Disclosure Letter:

(a)          Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any labor agreement, collective bargaining agreement, work rule or practice, or any other labor-related agreement or arrangement with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the employees of the Company or any of the Company Subsidiaries; and no employees of the Company or any of the Company Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment.

(b)          There are no unfair labor practice complaints or charges pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board (the "NLRB") or any other labor relations tribunal or authority, and none of the Company, the Company Subsidiaries or any of their respective employees, agents or representatives has committed any unfair labor practice as defined in the National Labor Relations Act or similar applicable Law.

(c)          From December 8, 2003, there has been no actual or, to the knowledge of the Company, threatened strikes, group work stoppages, group slowdowns, lockouts, arbitrations or material grievances, or other labor disputes against or affecting the Company or any of the Company Subsidiaries.

(d)          No labor union, labor organization, works council or group of employees of the Company or any of the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the NLRB or any other labor relations tribunal or authority.

(e)          The Company and the Company Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers' compensation, labor relations, employee leave issues and unemployment insurance.

(f)           The Company and the Company Subsidiaries is not and has not been: (i) a "contractor" or "subcontractor" (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

(g)          The Company and the Company Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid except for such amounts as have been accrued for on the Company's balance sheet included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the "Most Recent Balance Sheet").

(h)          The Company and the Company Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the NLRB or any other Governmental Entity against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable law governing employment or the termination thereof or other discriminatory, wrongful or tortuous conduct in connection with the employment relationship.

(i)           The Company and the Company Subsidiaries are and have been in compliance with all notice and other requirements under the Workers' Adjustment and Retraining Notification Act and any similar foreign, state or local law relating to plant closings and layoffs.

(j)           No employee of the Company or any of the Company Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of the Company Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(k)          To the knowledge of the Company, no current employee of the Company or any of the Company Subsidiaries with an annual compensation exceeding $100,000 intends to terminate his or her employment.

(l)           The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Company or any Company Subsidiary is a party or is bound.

3.12	Employee Benefit Plans.

(a)          Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each deferred compensation, incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance, change-of-control or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of section 4001(b) of ERISA, or to which the Company or any ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Company Subsidiary (the "Plans"). Each Plan that is subject to section 302 or Title IV of ERISA or section 412 of the Code is hereinafter referred to as a "Title IV Plan."

(b)          With respect to each Plan, the Company has heretofore delivered to Parent true and complete copies of the Plan and any amendments thereto (or if the Plan is not a written Plan, a description thereof), any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401 of the Code.

(c)          No liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied as required by ERISA, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Insofar as the representation made in this section 3.12(c) applies to sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company or any ERISA Affiliate made, or was required to make, contributions during the five (5)-year period ending on the last day of the most recent plan year ended prior to the Closing Date.

(d)          No Title IV Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date. All contributions required to have been made with respect to any Plan have been timely made.

(e)          No Title IV Plan is a "multiemployer pension plan," as defined in section 3(37) of ERISA, nor is any Title IV Plan a plan described in section 4063(a) of ERISA. Neither the Company nor any ERISA Affiliate has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in sections 4203 and 4205 of ERISA.

(f)           Neither the Company or any Company Subsidiary, any Plan, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any Company Subsidiary, any Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Plan or any such trust could be subject to either a material civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a material tax imposed pursuant to section 4975 or 4976 of the Code.

(g)          Each Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code.

(h)          Each Plan intended to be "qualified" within the meaning of section 401(a) of the Code satisfies the requirement of section 401(a) of the Code in all material respects and each trust maintained thereunder satisfies in all material respects the requirements necessary to be exempt from taxation under section 501(a) of the Code.

(i)           No Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(j)           Section 3.12(j) of the Company Disclosure Letter contains a report that sets forth the Company's good faith estimate, as of the date of such report, of (x) the amount to be paid (subject to the exceptions described in such report and based upon the assumptions described in such report) to the officers, directors employees or consultants of the Company or the Company Subsidiaries, including under all Plans (or the amount by which any of their benefits may be accelerated or increased), as a result of (i) the execution of this Agreement, (ii) the consummation of the transactions contemplated by this Agreement or (iii) the termination or constructive termination of the employment of such officers following one of the events set forth in clauses (i) and (ii) above and (y) the ramifications of such payments under Sections 280G and 4999 of the Code.

(k)          Except as disclosed in Section 3.12(k) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

(l)           There are no pending, or to the knowledge of the Company or any ERISA Affiliate, threatened or anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

(m)         Each Plan that is sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary pursuant to the Laws of a country other than the United States (each, a "Foreign Plan") and related trust, if any, materially complies with and has been administered in compliance with (A) the Laws of the applicable foreign country and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements and, in each case, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity questioning or challenging such compliance, (ii) each Foreign Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity has been so registered or approved, (iii) all contributions to each Foreign Plan required to have been made by the Company or any Company Subsidiary have been made, (iv) there are no unresolved claims or disputes under the terms of, or in connection with, the Foreign Plans other than claims for benefits which are payable in the ordinary course. Section 3.12(m) of the Company Disclosure Letter designates each Foreign Plan that is a defined benefit pension plan.

(n)          The Company has provided to Parent true and complete copies of all bonus plans, incentive plans or similar plans, agreements or arrangements relating to the Company's fiscal year ended December 31, 2007 and, with respect to each such plan, agreement or arrangement, a true and complete list of each participant therein.

3.13	Contracts.

(a)          Section 3.13 of the Company Disclosure Letter lists each of the following Contracts, whether written or oral, to which the Company or any Company Subsidiary is a party or by which it is bound as of the date of this Agreement (each such Contract listed or required to be so listed, a "Company Material Contract"):

(i)           which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(ii)          which is an employment, severance or change of control agreement with any management employee;

(iii)        which is a collective bargaining agreement or other labor-related agreement with a labor union, labor organization works council or employee association;

(iv)         which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay, stay bonus or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, Merger Sub, the Company or the Surviving Corporation or any of their respective subsidiaries to any officer, director, consultant or employee thereof;

(v)          which requires remaining payments by the Company or any of the Company Subsidiaries in excess of $100,000 or requires provision of services by the Company having a value in excess of $100,000 and is not terminable by the Company or the Company Subsidiaries, as the case may be, on notice of six (6) months or less without penalty other than customer contracts;

(vi)         which, alone or as part of a series of related Contracts, is with a customer of the Company or a Company Subsidiary representing estimated annual revenue in excess of $1,000,000;

(vii)       which, alone or as part of a series of related Contracts, is with a supplier of the Company or a Company Subsidiary representing annual payments in excess of $1,000,000 or guaranteed annual volume, or minimum payments, in excess of $100,000;

(viii)      which is a reseller agreement, distributor agreement or distribution agreement;

(ix)         which (A) restrains, limits or impedes the Company's or any of the Company Subsidiaries', or will restrain, limit or impede the Surviving Corporation's, ability to compete with or conduct any business or any line of business, including geographic limitations on the Company's or any of the Company Subsidiaries' or the Surviving Corporation's activities or (B) contains exclusivity, "most favored nation" or similar obligations or restrictions that are binding on the Company or any Company Subsidiary or that would be binding on Parent or its affiliates after the Effective Time;

(x)          with any (A) officer or director of the Company or any of the Company Subsidiaries or any affiliates or associates (or members of any of their "immediate family") (as such term is defined in Rule 16A-1 of the Exchange Act) of such officer or director; or (B) person who is the record or beneficial owner of five percent or more of the voting securities of the Company;

(xi)         which is a joint venture agreement, partnership agreement or other similar Contract involving a sharing of profits and expenses;

(xii)       which governs the terms of indebtedness or any other obligation of third parties owed to the Company or any of the Company Subsidiaries, other than receivables arising from the sale of goods or services in the ordinary course of business;

(xiii)      which governs the terms of indebtedness or any other obligation of third parties owed by or guaranteed by the Company or any of the Company Subsidiaries;

(xiv)	which is with any Governmental Entity;

(xv)        or series of related Contracts which relates to the acquisition or disposition of the securities of any person, any business or any material amount of assets (in each case, whether by merger, sale of stock, sale of assets or otherwise) in excess of $100,000 individually or $250,000 in the aggregate; or

(xvi)      which (i) grants or obtains any right to use any Intellectual Property (other than Contracts granting rights to use readily available commercial

Software that is generally available on nondiscriminatory pricing terms and having an acquisition price of less than $100,000 individually or $250,000 in the aggregate for all such related Contracts) or (ii) restricts the Company's or any Company Subsidiaries' rights, or permits other persons, to use or register any Intellectual Property.

(b)          The Company has prior to the date of this Agreement made available to Parent complete and accurate copies of each Company Material Contract.

(c)          (i) Each Company Material Contract is valid and binding on the Company and any of the Company Subsidiaries that is a party thereto, as applicable, and is in full force and effect, (ii) the Company and each of the Company Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Material Contract, (iii) to the knowledge of the Company, each Company Material Contract is valid and binding on any person (other than the Company and the Company Subsidiaries) that are a party thereto, (iv) to the knowledge of the Company, each person who is a party to any Company Material Contract (other than the Company and the Company Subsidiaries) has in all material respects performed all obligations required to be performed by it to date under each Company Material Contract, (v) to the knowledge of the Company, there is no event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of the Company Subsidiaries under any such Company Material Contract and (vi) as of the date hereof, no party has given notice of any action to terminate (including a failure to renew or extend), cancel, rescind or procure a judicial reformation of any Company Material Contract.

3.14       Litigation. There is no suit, claim, action, proceeding, administrative charge, or investigation or arbitration (collectively, "Claims") pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary or their respective directors, officers or employees in their capacities as such, or, to the knowledge of the Company, any other person for whom the Company or any Company Subsidiary may be liable, before any Governmental Entity that, if adversely determined, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on the Company or injunctive relief. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction or decree which, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on the Company.

3.15       Environmental Matters. Except as set forth in Section 3.15 of the Company Disclosure Letter, (i) no real property currently or, to the Company's knowledge, formerly owned or operated by the Company or any Company Subsidiary is contaminated with any Hazardous Substances (as defined herein) to an extent or in a manner or condition now requiring investigation or remediation under any Environmental Law (as defined herein), (ii) no judicial or administrative proceeding or request for information is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary relating to liability for any off-site disposal or contamination and (iii) the Company and the Company Subsidiaries have not received in writing any claims or notices alleging liability under any Environmental Law and, to the knowledge of the Company, no condition or event has occurred with respect to the Company or any Company Subsidiary that could form the basis of any such claim or notice. Neither the Company nor any Company Subsidiary is, nor during the period of applicable statutes of limitation has been, in material violation of any applicable Environmental Law and no condition or event has occurred with respect to the Company or any Company Subsidiary that would constitute a material violation of such Environmental Law. The Company has made available to Parent all records and files, including but not limited to, all assessments, reports, studies, analyses, audits, tests and data available to the Company and the Company Subsidiaries concerning the existence of Hazardous Substances or any other environmental concern at properties, assets and facilities currently or formerly owned or operated by the Company or any Company Subsidiary. "Environmental Law" means any applicable Law, regulation, order, decree or judicial opinion or other agency requirement having the force and effect of Law and relating to Hazardous Substances or the protection of human health or the environment. "Hazardous Substance" means any toxic or hazardous substance that is regulated by or under authority of any Environmental Law.

3.16	Intellectual Property.

(a)          Definitions. For purposes of this Agreement, "Intellectual Property" means all of the following as they exist in all jurisdictions throughout the world, in each case, to the extent owned by, licensed to, or otherwise used or held for use by the Company or the Company Subsidiaries: (A) patents, patent applications, patent disclosures, and other patent rights (including any divisions, continuations, continuations-in-part, substitutions, extensions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted) ("Patents"); (B) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof ("Trademarks"); (C) copyright registrations and applications for registration, and copyrightable subject matter ("Copyrights"); (D) trade secrets, concepts, ideas, designs, research, processes, procedures, techniques, algorithms, formulae, models, methods, know-how, confidential information, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection) (collectively, "Technology"); (E) computer software programs, including all source code, object code, and documentation related thereto (the "Software"), (F) rights of privacy and rights to personal information, and (G) all rights in the foregoing and in other similar intangible assets.

(b)          Owned Intellectual Property. Schedule 3.16(b) sets forth a true, correct, and complete list of all U.S. and foreign (i) issued Patents and Patent applications, (ii) Trademark registrations and applications (including Internet domain names) and material unregistered Trademarks, (iii) Copyright registrations and applications and material unregistered Copyrights, and (iv) Software, in each case which is owned or purported to be owned by the Company or any Company Subsidiary. The Company or a Company Subsidiary is the sole and exclusive beneficial and, with respect to registrations and applications, record owner of all of the Intellectual Property items set forth in Schedule 3.16(b), and all such Intellectual Property is subsisting, and to the knowledge of the Company, valid, and enforceable.

(c)          Ownership and Claims. The Company and each of the Company Subsidiaries own, free and clear of all Liens, and have the unrestricted right to use, sell, or license, all Intellectual Property reasonably necessary for the conduct of, or otherwise material to, the Company's and each of the Company Subsidiaries' business and operations. The Company and each of the Company Subsidiaries have not been, during the five (5) years preceding the date of this Agreement, a party to any Claim, nor, to the knowledge of the Company, is any Claim threatened, that challenges the validity, enforceability, ownership, or right to use, sell, or license any material Intellectual Property. To the knowledge of the Company, no third party is infringing, misappropriating, or otherwise violating any Intellectual Property, and no such Claims have been asserted or threatened against any person by the Company or any Company Subsidiary or, to the knowledge of the Company, any other person, in the five (5) years preceding the date of this Agreement. The conduct of the Company's and each of the Company Subsidiaries' business (including the products and services of the Company and the Company Subsidiaries) as currently conducted does not infringe, misappropriate, or otherwise violate any person's material intellectual property rights, and there has been no such Claim asserted or threatened in the five (5) years preceding the date of this Agreement against the Company or any Company Subsidiary or, to the knowledge of the Company, any other person.

(d)          Software. With respect to the use of the Software in the business of the Company and the Company Subsidiaries as currently conducted, (i) no capital expenditures are necessary with respect to such use other than capital expenditures in the ordinary course of business that are consistent with the past practice, (ii) neither the Company nor any Company Subsidiary has experienced any material defects in such Software, including any material error or omission in the processing of any transactions other than defects which have been corrected, and (iii) to the knowledge of the Company, no such Software that is owned by the Company or the Company Subsidiaries (x) contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or (y) is subject to the terms of any "open source" or other similar license that provides for the source code of the Software to be publicly distributed or dedicated to the public.

(e)          Trade Secrets. The Company and the Company Subsidiaries take reasonable measures to protect the confidentiality of trade secrets and other non-public or confidential Technology, including requiring all persons having access thereto to execute written non-disclosure agreements, and, to the knowledge of the Company, there has been no unauthorized disclosure of any material trade secrets or other non-public or confidential material Technology.

(f)           Effect of Transaction. Neither the Company nor any Company Subsidiary is, nor, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, will be, in breach or violation of any Contract relating to any Intellectual Property (other than Contracts granting rights to use readily available commercial Software that is generally available on nondiscriminatory pricing terms and having an acquisition price of less than $100,000 individually or $250,000 in the aggregate for all such related Contracts), nor has any knowledge of any breach or violation or anticipated breach or violation thereof by any other person, except for breaches or violations that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company. After the completion of the transactions contemplated by this Agreement, the Merger Sub will own all right, title, and interest in and to or have a license to use all Intellectual Property on identical terms and conditions as the Company and the Company Subsidiaries enjoyed immediately prior to such transactions (without payment of any additional amounts with respect thereto), except for failures to own or have available for use that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company. No affiliate or current or former partner, director, shareholder, officer, employee or consultant of the Company or any Company Subsidiary will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any Intellectual Property.

3.17	Taxes.

(a)          The Company and the Company Subsidiaries have (i) prepared in good faith and duly and timely filed all tax returns (collectively, "Tax Returns") (or such Tax Returns have been filed on behalf of the Company and the Company Subsidiaries) required to be filed on or before the Closing Date, and all such Tax Returns were accurate, correct and complete in all material respects; and (ii) paid or will pay, or has been accrued for on the Most Recent Balance Sheet all Taxes owed or due with respect to any pre-Closing period. As used in this Agreement, "Taxes" shall mean any tax, assessment, duty, fee, or other charge imposed or collected by any government or political subdivision thereof or any tax authority thereunder, including but not limited to, any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, premium, guarantee fund, workers compensation, unemployment, disability, property, ad valorem, stamp, excise, environmental, customs duties, severance, occupation, service, sales, use, license, registration, lease, transfer, import, export, value added, municipal service, social contribution, minimum, alternative minimum, estimated or other tax (including any assessment, duty, fee or other charge in the nature of or in lieu of any such tax), any amounts due under any tax sharing, indemnity or similar agreement and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

(b)          No issues that have been raised or threatened in writing by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (a) of this Section 3.17 are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, unless the validity of the issues or amount of the deficiencies or assessments are being contested in good faith by appropriate action.

(c)          Since the date of the most recent financial statement, the Company and the Company Subsidiaries have not incurred any liability for Taxes other than in the ordinary course of business consistent with past practice.

(d)          No claim has ever been made to the Company or any of the Company Subsidiaries by an authority in a jurisdiction where the Company or any of the Company Subsidiaries do not file Tax Returns that the Company or any of the Company Subsidiaries are or may be subject to taxation by that jurisdiction with respect to any taxable year or period. Neither the Company nor any Company Subsidiary maintains a permanent establishment in a country where it does not file a Tax Return.

(e)          Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof as a result of any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date.

(f)          Neither the Company nor any of the Company Subsidiaries (i) is a party to, is bound by, or has any obligation under, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, whether written or unwritten (collectively, "Tax Sharing Agreements") or (ii) has any potential liability or obligation to any person as a result of, or pursuant to, any such Tax Sharing Agreement.

(g)          Neither the Company nor any of the Company Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)          No amounts required to be paid by the Company or the Company Subsidiaries to any person will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(i)           Neither the Company nor any of the Company Subsidiaries are required to include any amount in taxable income for any Tax period (or portion thereof) as a result of transactions or events occurring prior to the Closing Date pursuant to Section 481 or Section 453 of the Code or any comparable provision under state or foreign Law.

(j)           The Company and the Company Subsidiaries have conducted all material inter-company transactions on terms commensurate with third-party terms in substantial compliance with the principles of Section 482 of the Code (or any similar provisions of state, local or foreign Law).

(k)          No power of attorney has been granted by or with respect to the Company or any of the Company Subsidiaries with respect to any matter relating to Taxes.

(l)           There are no encumbrances on any of the assets of the Company or any of the Company Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(m)         Neither the Company nor any Company Subsidiary has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355(a) of the Code within the past two years or otherwise as part of a "plan (or series of related transactions)" (within the meaning of Section 355(e) of the Code) of which the Merger is also a part.

(n)          Neither the Company nor any of the Company Subsidiaries (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group consisting solely of the Company and the Company Subsidiaries) or (B) has any liability for the Taxes of any other person under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee, successor, or by contract.

(o)          Any material withholding Taxes required to be withheld and paid by the Company or any of the Company Subsidiaries (including withholding of Taxes pursuant to

Sections 1441, 1442, 3121 and 3042 of the Code and similar provisions under any Federal, state, local or foreign tax Laws) have been timely withheld and paid over to the proper governmental authorities as required under applicable Laws.

(p)          Neither the Company nor any of the Company Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a "listed transaction" for purposes of Section 6011 of the Code and applicable Treasury regulations thereunder (or a similar provision of state Law).

3.18	Assets; Property.

(a)          The Company and each of the Company Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of the properties and assets (real, personal or mixed, tangible or intangible) (other than the real property described in Section 3.18(b)), reasonably necessary for the conduct of, or otherwise material to, their business and operations (the "Material Assets"). The Company and each of the Company Subsidiaries have good, valid and marketable title to, or in the case of leased property have good and valid leasehold interests in, all Material Assets, including but not limited to all such Material Assets reflected in the balance sheet dated as of March 31, 2007, constituting a portion of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007 or acquired since the date thereof (except as may have been disposed of in the ordinary course of business consistent with past practices prior to the date hereof or in accordance herewith), in each case free and clear of any Lien (as defined below), except Permitted Liens. The Material Assets are maintained in a state of repair and condition that is consistent with the normal conduct of its business. "Permitted Liens" means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP or that are statutory Liens for Taxes not yet delinquent, (b) those Liens that are set forth in the Company Disclosure Letter and (c) those Liens that, in the aggregate with all other Permitted Liens, do not and will not materially detract from the value of the properties and assets of any of the Company and the Company Subsidiaries or materially interfere with the present use thereof.

(b)          Section 3.18(b)(i) of the Company Disclosure Letter contains a complete and correct list of all real property owned by the Company and the Company Subsidiaries (the "Owned Real Property"). The Company and each of the Company Subsidiaries have good, valid and marketable fee simple title to all of its Owned Real Property, free and clear of any Liens case other than Permitted Liens. There are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any material portion thereof or interest therein. Section 3.18(b)(ii) of the Company Disclosure Letter contains a complete and correct list of all real property leased by the Company and the Company Subsidiaries (the "Leased Property"). The Company and each of the Company Subsidiaries have good and valid leasehold interests in all Leased Property, free and clear of any Liens other than Permitted Liens. With respect to all Leased Property, there is not, under any of such leases, any existing default by the Company or the Company Subsidiaries or, to the knowledge of the Company, the counterparties thereto, or event which, with notice or lapse of time or both, would become a material default by the Company or the Company Subsidiaries or, to the knowledge of the Company, the counterparties thereto. The Owned Real Property and Leased Real Property are maintained in a state of repair and condition that is consistent with the normal conduct of its business.

3.19       Opinion of Financial Advisor. CBIZ Valuation Group LLC (the "Company Financial Advisor") has delivered to the Board of Directors of the Company its opinion to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company's shareholders from a financial point of view, accompanied by an authorization to include a copy of such opinion in the Proxy Materials. A true and correct copy of such opinion has been delivered to Parent.

3.20       Brokers. No broker, finder or investment banker other than the Company Financial Advisor and EuroConsult, Inc. (the "Company Investment Banker") is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Prior to the date of this Agreement, the Company has made available to the Merger Sub a complete and correct copy of all agreements between the Company and the Company Financial Advisor or the Company Investment Banker under which the Company Financial Advisor or the Company Investment Banker would be entitled to any payment relating to the Merger or any other transactions and such agreements shall not be modified or amended without Parent's prior written consent. Section 3.20 of the Company Disclosure Letter sets forth an estimate as of the date hereof and as of the Closing of the fees and expenses to be incurred by the Company and the Company Subsidiaries in connection with the transactions contemplated hereby.

3.21       Certain Statutes. No "interested shareholder," "fair price," "moratorium," "control share acquisition" or other similar state or federal anti-takeover or change-in-control statute or regulation (each a "Takeover Statute") is, as of the date of this Agreement, applicable to this Agreement, the Shareholder Agreement, the Merger or any other transactions contemplated by this Agreement or the Shareholder Agreement.

3.22       Information. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement (as defined in Section 5.4) will, at the time of the mailing of the Proxy Statement and any amendments or supplements of the Proxy Statement and at the time of the Company Shareholders Meeting (as defined in Section 5.4), contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to Merger Sub or subsidiaries or affiliates of the Merger Sub) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated hereunder.

3.23       Vote Required. The Requisite Company Vote is the only vote of the holders of any class or series of the Company's capital stock necessary (under the Company Charter Documents, the NJBCA, other applicable Law or otherwise) to approve this Agreement, the Merger or the other transactions contemplated by this Agreement.

3.24       Affiliate Transactions. No affiliate of the Company or any Company Subsidiary is, or is an affiliate of a person that is, a party to any Contract with or binding upon the Company or the Company Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or the Company Subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve months preceding the date of this Agreement.

3.25       Full Disclosure. No representation or warranty by the Company in this Agreement, and no statement made by the Company in the Company Disclosure Letter, the electronic data room established in connection with the Merger and other written material provided to Parent by the Company or its Representatives prior to the date hereof, contains any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading.

3.26       Rights Plan. The Rights Agreement dated as of October 31, 1999 by and between the Company and American Stock Transfer and Trust Company, (the "Rights Plan") has been amended (a copy of which amendment has been provided to Parent prior to the date hereof) so that entering into this Agreement and the Shareholder Agreement and the transactions contemplated hereby and thereby, do not and will not on the date hereof or as a result of the passage of time (i) result in any person being deemed to have become an Acquiring Person (as defined in the Rights Plan), (ii) result in the ability of any person to exercise any Company Rights under the Rights Plan, (iii) enable or require the Company Rights to separate from the Shares to which they are attached or to be triggered or become exercisable or (iv) enable the Company to exchange any Company Rights for shares of the Company's capital stock, pursuant to the Rights Plan. No Distribution Date (as such term is defined in the Rights Plan) or similar event has occurred or will occur by reason of (A) the adoption, approval, execution or delivery of this Agreement or the Shareholder Agreement, (B) the public announcement of such adoption, approval, execution or delivery or (C) the consummation of the transactions contemplated hereby and thereby.

3.27       Insurance Policies. Section 3.27 of the Company Disclosure Letter sets forth a complete listing of all insurance policies maintained with respect to the business and assets of the Company and the Company Subsidiaries. All insurance policies and bonds with respect to the business and assets of the Company and the Company Subsidiaries are in full force and effect and will be maintained by the Company and the Company Subsidiaries in full force and effect as they apply to any matter, action or event relating to the Company or the Company Subsidiaries occurring through the Effective Time, and the Company and the Company Subsidiaries have not reached or exceeded their policy limits or had any material claims under any insurance policies not paid at any time during the past five years.

3.28       Books and Records. All of the books and records of the Company and the Company Subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course and in accordance with applicable Laws and standard industry practices with regard to the maintenance of such books and records.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1          Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of New Jersey. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the transactions contemplated hereby. Parent is a wholly-owned subsidiary of Eppendorf AG.

4.2          Binding Obligation. Parent and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement to be consummated by it. This Agreement has been duly authorized, executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of the other party hereto, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies and by equitable principles of general applicability.

4.3          No Authorization or Consents Required. No authorization or approval or other action by, and no notice to or filing with, any Governmental Entity will be required to be obtained or made by Parent and Merger Sub in connection with the due execution and delivery by Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger as contemplated hereby other than (i) compliance with applicable requirements of the Exchange Act, (ii) compliance with the HSR Act, (iii) compliance with the applicable requirements of Exon-Florio (iv) the filing of the Certificate of Merger in accordance with the NJBCA, (v)  any required approvals of the French Ministry of Economy and Finance, and (vi) where the failure to obtain such authorization, approval or action, or to provide such notice or make such filing, individually or in the aggregate, has not resulted and could not reasonably be expected to materially impair the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or consummate the Merger and the other transactions contemplated hereby.

4.4          Financing Commitments. Parent and its affiliates have sufficient funds to (i)  pay the aggregate Merger Consideration and (ii) pay any and all fees and expenses in connection with the Merger.

4.5          No Conflict. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not:

(a)          conflict with or violate any provision of any Merger Sub Charter Document;

(b)          assuming that all consents, approvals, authorizations and other actions described in Section 4.3 have been obtained and all filings and obligations described in

Section 4.3 have been made, conflict with or violate any foreign or domestic Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is or may be bound or affected, except for any such conflicts or violations which, individually or in the aggregate, have not resulted and could not reasonably be expected to materially impair the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or consummate the Merger and the other transactions contemplated hereby; or

(c)          result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub under, any Contract to which Parent or Merger Sub is a party or by which it or its assets or Properties is or may be bound or affected, except for any such breaches, defaults or other occurrences which, individually or in the aggregate, have not resulted and could not reasonably be expected to materially impair the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or consummate the Merger and the other transactions contemplated hereby.

4.6          Information. None of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (as defined in Section 5.4) will, at the time of the mailing of the Proxy Statement and any amendments or supplements of the Proxy Statement and at the time of the Company Shareholders Meeting (as defined in Section 5.4), contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading.

4.7          Brokers. No broker, finder or investment banker other than Deutsche Bank AG is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the other transactions contemplated hereby based upon arrangements made by or on behalf of Merger Sub.

4.8          Absence of Litigation. As of the date hereof, to the knowledge of the Parent, there are no suits, orders, injunctions or decrees pending or threatened against Parent or Merger Sub that would prevent Parent or Merger Sub from entering into this Agreement or consummating the transactions contemplated hereby, including the Merger.

ARTICLE 5

COVENANTS

5.1          Conduct of Business of the Company. Except as expressly contemplated by this Agreement or with the prior written consent of Merger Sub, during the period from the date of this Agreement to the Effective Time, the Company will, and will cause each of the Company Subsidiaries to, conduct its operations only in the ordinary course of business consistent with past practice and will use its commercially reasonable efforts to, and to cause each Company Subsidiary to, preserve intact the business organization of the Company and each of the Company Subsidiaries, to keep available the services of the present officers and key employees of the Company and the Company Subsidiaries, and to preserve the goodwill of customers, lenders, distributors, regulators, suppliers and all other persons having business relationships with the Company and the Company Subsidiaries. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or disclosed in Section 5.1 of the Company Disclosure Letter, prior to the Effective Time, the Company will not, and will cause each of the Company Subsidiaries not to, without the prior written consent of Parent:

(a)          propose or adopt any amendment to the Company Charter Documents or the comparable organizational documents of any Company Subsidiary;

(b)          issue, deliver, reissue or sell, or authorize the issuance, delivery, reissuance or sale of (i) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issue of Shares, in accordance with the terms of the instruments governing such issuance on the date hereof, pursuant to the exercise of Options outstanding on the date hereof, or (ii) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

(c)          make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than dividends paid by a wholly owned Company Subsidiary to its parent corporation in the ordinary course of business;

(d)          split, adjust, combine, subdivide, combine, reclassify or redeem, purchase or otherwise acquire, or authorize or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities or any security of the Company Subsidiaries;

(e)          except for (x) increases in salary, wages and benefits (other than grants of Options) of employees of the Company or the Company Subsidiaries below the rank of director in accordance with past practice, and (y) increases in salary, wages and benefits (other than grants of Options) granted to employees of the Company or the Company Subsidiaries below the rank of director in the ordinary course of business consistent with past practice in conjunction with new hires, promotions or other changes in job status, (i) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any Company Subsidiaries); (ii) pay any benefit not required by any plan or arrangement existing on then date hereof and listed on Section 5.1(e) of the Company Disclosure Letter (including the granting of Options, stock appreciation rights, shares of restricted stock or performance units); (iii) grant any severance or termination pay to (except pursuant to existing agreements, plans or policies set forth in Section 5.1(e)(iii) of the Company Disclosure Letter); (iv) enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiaries; or (v) establish, adopt, enter into, or materially amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable Law; provided, however, that the Company shall be permitted, under the Executive Management Bonus Plan listed as item 12 of Section 3.12(a) of the Company Disclosure Schedule, to pay a six-month discretionary bonus to the persons listed on Section 5.1(e)(A) of the Company Disclosure Letter up to a maximum amount of $150,000 in the aggregate for all such persons in respect of the six months ended June 30, 2007, such bonus to be allocated among such individuals by the Compensation Committee of the Company's Board of Directors;

(f)           sell, lease, license, transfer, pledge, encumber or otherwise subject to a Lien, grant or dispose of, or, with respect to Intellectual Property, permit to lapse, (whether by merger, consolidation, purchase, sale or otherwise) any property or asset, including capital stock of Company Subsidiaries (other than the acquisition and sale of inventory or the disposition of used or excess equipment and the purchase of supplies and equipment, in either case in the ordinary course of business consistent with past practice), or enter into any material commitment or transaction outside the ordinary course of business consistent with past practice;

(g)          except in the ordinary course of business consistent with past practice, disclose to any person, other than representatives of Parent, any trade secret or other non-public or confidential Technology;

(h)          merge or consolidate the Company or any of the Company Subsidiaries with any other person;

(i)           (i) Subject to Section 5.20, incur, assume or prepay any long-term indebtedness or incur or assume any short-term indebtedness (including, in either case, by issuance of debt securities or warrants or other rights to acquire any debt securities of the Company and the Company Subsidiaries), guarantee any such indebtedness except that the Company and the Company Subsidiaries may prepay indebtedness in the ordinary course of business consistent with past practice under existing lines of credit and pursuant to the Credit Agreement, dated as of April 1, 1999, as amended, between the Company and certain other parties thereto (the "Credit Agreement"), (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business, or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

(j)           enter into, modify, amend, waive any right under, terminate, cancel or request any material change in, or agree to any material change in any Contract which is material to the Company and the Company Subsidiaries taken as a whole, including any Company Material Contract and the Rights Plan;

(k)          make (i) any acquisitions, by purchase or other acquisition of stock or other equity interests, or by merger, consolidation or other business combination of any entity, business or line of business, or all or substantially all of the assets of any person, or (ii) any property transfer(s) or purchase(s) of any property or assets, to or from any person other than (A) transfers and purchases of assets in amounts not inconsistent with those included in the capital expenditure budget set forth in Section 5.1(k) of the Company Disclosure Letter and (B) transfers and purchases of non-capital assets in the ordinary course of business consistent with past practice;

(l)           take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or as required pursuant to applicable Law or GAAP;

(m)         waive, release, assign, settle or compromise any material rights, claims or litigation; provided that in no event shall the Company settle any rights, claims or material litigation relating to the consummation of the transactions contemplated by this Agreement; and provided, further that the Company shall, subject to Section 5.18, (1) promptly notify Parent of the institution of any shareholder litigation against the Company or any of its directors relating to this Agreement, the Merger or the transactions contemplated by this Agreement, (2) keep Parent fully informed on a reasonably current basis regarding all material developments in any such shareholder litigation, (3) provide Parent the opportunity to consult with the Company regarding the defense or settlement of any such shareholder litigation, and (4) give due consideration to Parent's advice with respect to such shareholder litigation;

(n)          change any material accounting or financial reporting methods, principles or practices of the Company or any of the Company Subsidiaries unless required by GAAP or make any material Tax election, unless required by applicable Law, enter into any Tax Sharing Agreement, settle or compromise any claim, notice, audit report or assessment in respect of material Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(o)          enter into any collective bargaining agreement or renew, extend or, except in compliance with Section 5.21, renegotiate any existing collective bargaining agreement or commit to, or propose, the terms of any such agreement provided, that the Company may enter into a new collective bargaining agreement with its union after December 1, 2007 without Parent's prior written consent;

(p)          hire or terminate other than for cause the employment of, or reassign, any employees other than non-officer employees in the ordinary course of business;

(q)          enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any of the Company Subsidiaries or any of their respective affiliates or any successor thereto (including Parent or any of its affiliates after the Effective Time), from engaging or competing in any line of business, in any location or with any Person;

(r)           fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(s)           take any action that would reasonably be expected to make any representation or warranty of the Company hereunder, or omit to take any action reasonably necessary to prevent any representation or warranty of the Company hereunder from being, inaccurate in any respect at the Effective Time;

(t)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(u)          authorize or enter into any formal or informal written or other agreement or otherwise make any commitment to do any of the foregoing.

5.2          Other Actions. During the period from the date hereof to the Effective Time, the Company and Merger Sub shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in ARTICLE 6 hereof not being satisfied.

5.3          Notification of Certain Matters. Merger Sub and the Company shall promptly (and in any event within five (5) business days) notify each other of (a) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article 6 not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice provided, further, that the failure to comply with this 5.3(a) shall not constitute a material breach of this Agreement for purposes of determining whether the condition set forth in Section 6.3(b) has been satisfied, (b) any notice or other communication from any Governmental Entity in connection with the Merger or the transactions contemplated by this Agreement or from any person alleging that the consent of such person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation, Parent or Merger Sub and (c) any suit, action, claim or proceeding commenced, or to such party's knowledge, threatened, that seeks to prevent or seek damages in respect of, or otherwise relates to, the consummation of the transactions contemplated by this Agreement or the Shareholder Agreement. The Company shall notify Parent and Merger Sub, on a reasonably current basis, of any events or changes with respect to any material regulatory or other investigation or action involving the Company or any of its affiliates by any Governmental Entity, and shall reasonably cooperate with Parent or its affiliates in efforts to mitigate any adverse consequences to Parent or its affiliates which may arise (including by coordinating and providing assistance in meeting with regulators).

5.4	Proxy Statement.

(a)          As promptly as practicable after the execution of this Agreement, the Company shall, in consultation with Parent and Merger Sub, prepare and the Company shall file with the SEC the proxy statement of the Company (together with any amendment or supplements thereto, the "Proxy Statement") relating to the special meeting of the Company's shareholders (the "Company Shareholders Meeting") to be held to consider approval and adoption of this Agreement and the Merger and shall use reasonable best efforts to cause the Proxy Statement to be filed with the SEC within 30 days of the date hereof. Substantially contemporaneously with the filing of the Proxy Statement with the SEC, copies of the Proxy Statement shall be provided to the National Association of Securities Dealers, Inc. ("NASD"). Parent or the Company, as the case may be, shall furnish all information concerning itself that is required to be included in the Proxy Statement and any other filings required to be made with he SEC in connection within this Agreement and the transactions contemplated hereby (the "Other Filings"). As promptly as practicable after the Company is notified that the SEC has no further comments to the Proxy

Statement, the Proxy Statement shall be mailed to the shareholders of the Company as of the record date established for the Company Shareholders Meeting. The Company shall cause the Proxy Statement and the Other Filings to be filed by it to comply as to form and substance in all material respects with the applicable requirements of Law, including (i) the Exchange Act, including Sections 14 thereof and the respective regulations promulgated thereunder, (ii) the Securities Act, (iii) the rules and regulations of the NASD and (iv) the NJBCA.

(b)          The Proxy Statement shall include the recommendation of the Board of Directors of the Company to the shareholders of the Company that they vote in favor of the adoption of this Agreement and the Merger; provided, however, that subject to Section 7.5(b), the Board of Directors of the Company may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation if the Board of Directors of the Company makes an Adverse Recommendation Change in accordance with Section 5.7. In addition, the Proxy Statement and the Proxy Materials will include a copy of the Merger Agreement and the written opinion of the Company Financial Advisor referred to in Section 3.19.

(c)          No amendment or supplement to the Proxy Statement will be made without the approval of each of Parent and the Company, which approval shall not be unreasonably withheld or delayed, unless such amendment or supplement to the Proxy Statement is required to be made by the Company under applicable Laws. Each of Parent and the Company will (i) advise the other, promptly after it receives notice thereof, or of any request by the SEC or the NASD for amendment of the Proxy Statement and the Other Filings or comments thereon and responses thereto or requests by the SEC for additional information and (ii) provide the other with copies of all filings made with the SEC and all correspondence (including comment letters) between the Company and the SEC with respect to the Proxy Statement. The Company, Parent and Merger Sub shall cooperate and consult with each other in preparation of the Proxy Statement and the Company will provide Parent and Merger Sub a reasonable opportunity for review and comment on the draft proxy statement (including each amendment or supplement thereto) and the Other Filings. The Company, Parent and Merger Sub shall use their reasonable best efforts to resolve all comments from the SEC with respect to the Proxy Statement as promptly as practicable.

(d)          The information supplied by the Company for inclusion in the Proxy Statement shall not, at (i) the time the Proxy Materials (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, (ii) the time of the Company Shareholders' Meeting, and (iii) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Merger Sub. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the NJBCA, the Securities Act and the Exchange Act.

(e)          The information supplied by Parent for inclusion in the Proxy Statement shall not, at (i) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the shareholders the Company, (ii) the time of the Company Shareholders Meeting, and (iii) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any subsidiary of Parent, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the NJBCA, the Securities Act and the Exchange Act.

(f)           The information supplied by any party for inclusion in another party's Other Filing will be true and correct in all material respects and shall not fail to state any material fact required to be stated in the Other Filing or necessary in order to make the statements in the Other Filing not misleading.

5.5	Shareholders' Meeting.

(a)          The Company shall establish a record date for, duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable for the purpose of voting upon the adoption of this Agreement. The Company shall use its best efforts (through its agents or otherwise) to solicit from its shareholders proxies in favor of the adoption of this Agreement, and shall take all other action necessary or advisable to secure Requisite Company Vote; provided, however, that even if the Board of Directors of the Company makes an Adverse Recommendation Change in accordance with Section 5.7, unless this Agreement shall have been terminated in accordance with Section 7.1, the Company shall submit this Agreement to its shareholders at the Company Shareholders Meeting.

(b)          The Company shall not postpone, delay or adjourn the Company Shareholders Meeting without the prior written consent of Parent, such consent not to be unreasonably withheld.

5.6          Access to Information. From the date of this Agreement to the Effective Time, the Company shall (and shall cause the Company Subsidiaries to): (i) provide to Parent and Merger Sub (and their respective officers, directors, employees, accountants, consultants, legal counsel, financial advisors, investment bankers, financing sources and other representatives and their respective advisors, agents and other representatives (collectively, "Representatives")) access at reasonable times upon prior notice to the officers, management employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof, including access to properties to perform Phase I and, if warranted by the results thereof, Phase II environmental investigations; and (ii) furnish promptly such documents or information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or their Representatives may reasonably request. No investigation conducted under this

Section 5.6 shall affect or be deemed to modify any representation or warranty made in this Agreement.

5.7	No Solicitation.

(a)          The Company agrees that, prior to the Effective Time, it shall not, and shall not authorize or permit any Company Subsidiaries or any of its or the Company Subsidiaries' Representatives, directly or indirectly, to (i) solicit, initiate, encourage or facilitate any inquiries or the making of any offer or proposal with respect to a Takeover Proposal (as hereafter defined), (ii) provide any non-public information or data about the Company or the Company Subsidiaries to any third party, or (iii) participate or engage in negotiations or discussions with any person (other than Parent, Merger Sub or their Representatives) with respect to any Takeover Proposal. Notwithstanding the foregoing, the Company and the Board of Directors of the Company may take any actions described in clauses (ii) and (iii) of this Section 5.7(a) with respect to a third party prior to the holding of the vote at the Company Shareholders Meeting if prior to such vote (A) the Company receives a bona fide unsolicited written proposal from such third party, (B) the Board of Directors of the Company determines in good faith that such proposal constitutes, or is reasonably likely to constitute, a Superior Proposal, after receiving advice from its independent legal and financial advisors, (and such Superior Proposal was not initiated, solicited, encouraged or facilitated by the Company or any of the Company Subsidiaries or any of their respective Representatives), (C) the Board of Directors of the Company determines in good faith, after consultation with its independent legal and financial advisors, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would constitute a breach of the Board of Directors of the Company's fiduciary duties under applicable Law, provided that the Company shall not deliver any information to such third party without entering into a confidentiality agreement (an "Acceptable Confidentiality Agreement") on terms no less favorable to the Company than the confidentiality agreement dated September 1, 2006 entered into by the Company and Parent (the "Parent Confidentiality Agreement") and (D) a period of at least forty-eight (48) hours has elapsed from the time the Company shall have provided Parent with notice of such determination by the Board of Directors of the Company. Immediately after the execution and delivery of this Agreement, the Company and the Company Subsidiaries will, and will instruct their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Takeover Proposal.

(b)          Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), the approval or recommendation by the Board of Directors of the Company or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend or propose publicly to recommend any Takeover Proposal (any action described in this clause (i) being referred to as an "Adverse Recommendation Change") or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.7(a)) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding the foregoing, at any time prior to obtaining the vote of the Company's shareholders at the Company Shareholders Meeting, and subject to the Company's compliance at all times with the provisions of this Section 5.7, the Board of Directors of the Company may make an Adverse Recommendation Change only after the Board of Directors of the Company (x) provides written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and representing that such Superior Proposal was not initiated, solicited, encouraged or facilitated by the Company or any of the Company Subsidiaries or any of their Representatives, and (y) determines in good faith after receiving the advice of its independent legal and financial advisors that (1) any transaction proposed by Parent is not at least as favorable to the Company and its shareholders from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror and the financial capacity of the offeror to consummate the transaction) as the Superior Proposal and (2) it is required to make such Adverse Recommendation Change in order to comply with its fiduciary duties under Laws applicable to the Company; provided, however, that (I) neither the Board of Directors of the Company nor any committee thereof may make an Adverse Recommendation Change until the fifth (5th) business day after delivery to Parent of a Notice of Superior Proposal and after taking into account any revised proposal made by Parent since delivery of the Notice of Superior Proposal, (II) any change in the financial or other material terms of a Superior Proposal shall require a new Notice of Superior Proposal and a new notice period under this Section 5.7(b); provided, however, that any such new notice period given after the third (3rd) business day of such five-day period need only be for an additional three (3) business days, and (III) the Company shall not be entitled to enter into any agreement, including any letter of intent, or agreement in principle, memorandum of understanding or similar arrangement, with respect to a Superior Proposal unless and until this Agreement is terminated by its terms pursuant to Section 7.1 and the Company has paid all amounts due to Parent pursuant to Section 7.5; provided, further, that during such five (5) or three (3) business day periods, as applicable, referenced in (I) and (II) above, the Company shall cooperate and negotiate with Parent to enable Parent to make such a revised proposal. Without limiting any other rights of Parent and Merger Sub under this Agreement, any Adverse Recommendation Change or any termination of this Agreement shall not have any effect on the approvals of, and other actions referred to herein for the purpose of causing the Rights Plan or Takeover Statutes to be inapplicable to, this Agreement and the transactions contemplated hereby and thereby, which approvals and actions are irrevocable.

(c)          The Company agrees that in addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.7, promptly (but in no event more than 24 hours) after receipt thereof, the Company shall advise Parent in writing of any request for information or any Takeover Proposal received from any person, or any inquiry, discussions or negotiations with respect to any Takeover Proposal, and the terms and conditions of such request, Takeover Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company or its Representatives in connection with any of the foregoing, and the identity of the person or group making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall simultaneously provide to Parent any non-public information concerning the Company provided to any other person or group in connection with any Takeover Proposal which was not previously provided to Parent. The Company shall keep Parent reasonably informed of the status of any Takeover Proposals (including the identity of the parties, the status and substance of any discussions or negotiations and price involved and any changes or amendments to any terms and conditions thereof). The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party and will use its best efforts to enforce any such agreement at the request of or on behalf of Parent, including initiating and prosecuting litigation seeking appropriate equitable relief (where available) and, to the extent applicable, damages.

(d)          Nothing contained in this Section 5.7 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board, after consultation with independent counsel and based as to legal matters on the written advice of the Company's independent legal counsel, failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that, except as contemplated by clause (b) of this Section 5.7, neither the Company nor the Board nor any committee thereof shall make an Adverse Recommendation Change.

(e)	For purposes of this Agreement:

(i)           "Takeover Proposal" means any bona fide proposal or offer from any person or group of persons other than Parent, Merger Sub or their affiliates relating to any direct or indirect acquisition or purchase of (i) a business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (ii) 15% or more of the equity interest in the Company or any of the Company Subsidiaries (by vote or value), (iii) any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 15% or more of the equity interest (by vote or value) in the Company, or (v) any merger, reorganization consolidation, share exchange, transfer of assets or other business combination, recapitalization, share repurchase, liquidation, dissolution or similar transaction involving the Company. For purposes of Sections 7.5(b)(iii) and 7.5(b)(iv) "15%" in the definition of Takeover Proposal shall be replaced with "40%."

(ii)          "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction, for consideration to the Company's shareholders consisting of cash and/or securities, all of the shares of the Company's capital stock then outstanding or all or substantially all the assets of the Company, on terms which the Board determines in its good faith judgment to be superior to the Company's shareholders from a financial point of view than the Merger (or any alternative proposal made by Parent pursuant to Section 5.7(b)) and for which financing, to the extent required, is then fully committed and as to which the Board of Directors of the Company determines is likely to be consummated on its terms.

5.8	Directors' and Officers' Indemnification and Insurance.

(a)          Merger Sub agrees that all rights to indemnification now existing in favor of any employee, director or officer of the Company and any director or officer of the Company Subsidiaries (the "Indemnified Parties") as provided in the Company Charter Documents or the equivalent documents of the Company Subsidiaries, in an agreement between an Indemnified Party and the Company or one of the Company Subsidiaries listed on Section 5.8(a) of the Company Disclosure Letter, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Merger Sub also agrees that the Surviving Corporation shall, for a period of six years following the Effective Time, indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of the Company Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees, or otherwise on behalf of, the Company or any of the Company Subsidiaries, occurring prior to the Effective Time including the transactions contemplated by this Agreement; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without either Merger Sub's or the Surviving Corporation's prior written consent and the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single claim for indemnification. Without limiting of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to, and including, the Effective Time, the Surviving Corporation will advance such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith to the fullest extent that the Company would be permitted by applicable Law and to the fullest extent required by the Company Charter Documents or the equivalent documents of the Company Subsidiaries as in effect on the date of this Agreement reasonably promptly after statements therefore are received; provided that the person to whom such expenses are to be advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified for such amounts as provided above.

(b)          Merger Sub agrees that the Surviving Corporation shall purchase at the Closing a "tail" insurance policy to be maintained in effect for not less than six years from the Effective Time, upon terms and conditions comparable to the current policies of the directors' and officers' liability insurance maintained by the Company; provided, however, that the Surviving Corporation shall not be required to pay a premium for such "tail" insurance in excess of 175% of the last annual premium paid by the Company for such insurance prior to the date hereof; provided, further, that if the premium of such insurance coverage exceeds such amount, the Surviving Corporation shall be obligated to obtain a "tail" insurance policy with the greatest coverage available for a cost not exceeding such amount.

(c)          This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(d)          In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.8.

(e)          Parent shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 5.8.

5.9          Reasonable Best Efforts. Subject to the terms and conditions provided in this Agreement and to applicable legal requirements, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, (i) all things necessary, proper or advisable under applicable Laws and regulations to ensure that the conditions set forth in ARTICLE 6 are satisfied; (ii) to consummate and make effective the Merger and the other transactions contemplated by this Agreement; and (iii) cause the Effective Time to take place as promptly as practicable following shareholder approval of the Merger and in no instance later than the date referred to in Section 7.1(b). If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

5.10	Consents; Filings; Further Action.

(a)          Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated hereby, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Merger Sub or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (iii) make all necessary filings, and thereafter make any other submissions either required or deemed appropriate by each of the parties, with respect to this Agreement and the Merger and the other transactions contemplated hereby required under (A) the Securities Act, the Exchange Act and any other applicable federal or Blue Sky Laws, (B) the HSR Act, (C) Exon-Florio, (D) the NJBCA, (E)  ISRA, (F) any other applicable Law and (G) the rules and regulations of NASD. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing, and none of the parties will file any such document if any of the other parties shall have reasonably objected to the filing of such document. No party to this Agreement shall consent to any voluntary extension of any statutory deadline or waiting party or to any voluntary delay of the consummation of the Merger and the other transactions contemplated hereby at the behest of any Governmental Entity without the consent and agreement of the other parties to this Agreement, which consent shall not be unreasonably withheld or delayed.

(b)          Without limiting the foregoing, (i) to the extent applicable, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) business days of the date hereof and any other required submissions under the HSR Act which the Company or Parent determines should be made, in each case with respect to the Merger and the transactions contemplated hereby, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to the Company's business in connection with the consummation of the transactions contemplated by this Agreement, (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers, (C) in keeping the other party reasonably informed, (D) in consulting with Parent in advance of any meeting, material conference or material discussion with any Governmental Entity, and (E) if permitted to do so by the relevant Governmental Entity, in giving Parent and its Representatives the opportunity, but Parent and its Representatives shall not be required, to attend and participate in any such meetings, conferences and discussions, including by providing the other party with a copy of any communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ") or any other U.S. or foreign Governmental Entity, of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby.

(c)          In furtherance and not in limitation of the covenants of the parties contained in this Section 5.10, if any objections are asserted with respect to the transactions contemplated hereby under any antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated hereby; provided however, notwithstanding the foregoing, nothing in this Section 5.10 shall require, or be construed to require, Parent, Merger Sub or the Company or any of their subsidiaries, in connection with the receipt of any regulatory approval (including pursuant to the HSR Act, Exon-Florio and ISRA) to proffer to, or agree to:

(i)           sell or hold separate and agree to sell, divest or to discontinue to or limit, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, Merger Sub, the Company or any of their respective affiliates (or to the consent to any sale, or agreement to sell, or discontinuance or limitation by Parent, Merger Sub or the Company, as the case may be, of any of its assets or businesses);

(ii)          any material conditions relating to, or material changes or material restrictions in, the operations of any such asset or businesses;

(iii)       take any action that would, or would be reasonably likely to, materially impair the benefits reasonably expected to be derived by Parent from the transactions contemplated by this Agreement, including the Merger; or

(iv)          take any action that would, or would be reasonably likely to, impose any material cost, liability or obligation on the Company, Parent, Merger Sub or any of their subsidiaries

(clauses (ii) through (iv) being referred to as a "Burdensome Condition"); provided, further, that, with respect to actions relating to ISRA, the Company and the Company Subsidiaries shall be required to take such actions that would, or would be reasonably likely to, result in a Burdensome Condition at the written request of Parent.

(d)          In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate fully with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

5.11       Public Announcements. The initial press release concerning the Merger shall be a joint press release and, thereafter, Merger Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statements (including scheduling a press conference or conference call with investors or analysts) with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except to the extent required by applicable Law or the requirements of NASD, in which case the issuing party shall use its reasonable best efforts to consult with the other parties before issuing any such release or making any such public statement.

5.12       Stock Exchange Listings and De-Listings. The parties shall use their reasonable best efforts to cause the Surviving Corporation to cause the Company Common Stock to be de-listed from NASD and de-registered under the Exchange Act as soon as practicable following the Effective Time.

5.13       Expenses. Except as otherwise provided in Section 7.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated hereby shall be paid by the party incurring those Expenses. The Surviving Corporation shall pay all Expenses of the Company which are not paid in full at or prior to the Effective Time.

5.14       Takeover Statutes. If any Takeover Statute is or may become applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated hereby or thereby, each of Merger Sub and the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

5.15	Employee Benefit Arrangements.

(a)          Merger Sub agrees that the Company and the Company Subsidiaries will honor, and, from and after the Effective Time, the Surviving Corporation will honor, in accordance with their respective terms as in effect on the date hereof, the employment, severance and fiscal year 2007 bonus agreements and arrangements to which the Company and the Company Subsidiaries, as applicable, are a party and which are set forth on Section 5.15(a) of the Company Disclosure Letter.

(b)          Nothing in this Agreement shall be deemed to limit or otherwise affect the right of the Surviving Corporation to terminate employment or change the place of work, responsibilities, status or designation or any employee or group of employees as the Surviving Corporation may determine in the exercise of its business judgment and in compliance with applicable Law.

(c)          The Company shall take all actions as shall be necessary so that no new offering period will commence under the Company's Employee Stock Purchase Plan after July 31, 2007.

5.16       Rule 16b-3 Exemption. The Board of Directors of the Company, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(b)(3) under the Exchange Act), shall adopt a resolution before the Effective Time providing that the disposition by officers and directors of Common Stock in exchange for the Merger Consideration, and of Options in exchange for the consideration specified in Section 2.4, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

5.17       Confidentiality Agreements. Except as set forth in Section 5.7, during the period from the date of this Agreement through the Effective Time, the Company will not terminate, amend, modify or waive any provision of any confidentiality agreement not entered into in the ordinary course of business or any agreement by a third party not to acquire assets or securities of the Company to which it or any of the Company Subsidiaries is a party, other than the Parent Confidentiality Agreement pursuant to its terms or by written agreement of the parties thereto. Except as set forth in Section 5.7, during such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the material terms and provisions thereof in any court of the United States of America or of any state having jurisdiction. Notwithstanding the foregoing two sentences or anything else in this Agreement to the contrary, at any time prior to obtaining the Requisite Company Vote, the Company shall not be obligated to comply with the covenants in this Section 5.17 if the Board of Directors of the Company determines, after consultation with its outside counsel, that any such compliance would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company shall not take any action that would otherwise fail to comply with the covenants in this Section 5.17 in reliance on the foregoing exception until after the second business day following Parent's receipt of written notice from the Company advising Parent that the Company intends to take such action and specifying the nature of the action to be taken, it being understood and agreed that in determining whether to authorize the Company to take such action the Board of Directors of the Company shall take into account any changes to the financial terms of this Agreement proposed by Parent to the Company in response to such written notice.

5.18       Shareholder Litigation. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any shareholder litigation against the Company or its directors or officers relating to the Merger or any other transactions contemplated by this Agreement or the Shareholder Agreement; provided, however, that no such settlement shall be agreed to without Parent's prior written consent, which will not be unreasonably withheld.

5.19       Termination of Certain Agreements. Prior to Closing, the Company shall cause the Consulting Agreement, dated as of January 1, 2007, between the Company and David Freedman to be terminated prior to Closing, and, after such termination, such consulting agreement shall be of no further force and effect and there shall be no further liabilities or obligations of the Company thereunder; provided, however, that the Company shall be permitted to pay David Freedman up to $120,000 in consideration for such termination and release.

5.20       Repayment of Credit Agreement. The Company shall use its best efforts to cause the Credit Agreement to be repaid in full prior to the Effective Time and to cause any and all Liens in respect of the Credit Agreement to be released prior to the Effective Time and to deliver to Parent documentation reasonably satisfactory to Parent stating that the Credit Agreement has been so repaid and that such Liens have been so released.

5.21      Collective Bargaining Agreements. Prior to the Effective Time, if the Company, any Company Subsidiary or any of their Representatives proposes or intends to conduct or engage in any discussions, talks, negotiations, meetings or similar actions with respect to any collective bargaining agreement or with any union representative, except as prohibited by Law, the Company shall provide written notice to Parent at least three (3) business days prior to such actions, and Parent and its Representatives shall be entitled, but not required, to participate in such discussions, talks, negotiations, meetings or similar actions.

ARTICLE 6

CONDITIONS

6.1          Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and consummate the other transactions contemplated hereby to be consummated on the Closing Date is subject to the satisfaction or waiver (if permissible) at or prior to the Effective Time of each of the following conditions:

(a)          Shareholder Approval. This Agreement and consummation of the Merger shall have been duly approved and adopted by the holders of outstanding Common Stock by the Requisite Company Vote.

(b)          Governmental Consents. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or been terminated, and any review or investigation of the transactions contemplated hereby under Exon-Florio shall have concluded without any action to suspend or prohibit the transactions contemplated hereby by the President of the United States or the Committee on Foreign Investment in the United States, and the approval (if applicable) by the French Ministry of Economy and Finance of the indirect change of control of New Brunswick Scientific SARL as a result of the Merger shall have been obtained pursuant to article R.151-1 and seq. of the French Monetary and Financial Code or the applicable two months period as of the date of filing for such approval shall have expired.

(c)          Litigation. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, order injunction or decree (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated hereby.

6.2          Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger and consummate the other transactions contemplated hereby to be consummated on the Closing Date are also subject to the satisfaction or waiver by Parent and Merger Sub at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality or Material Adverse Effect on the Company or dollar thresholds shall be true and correct in all respects, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)          Material Adverse Effect. Since the date of this Agreement, there shall have been no Material Adverse Effect on the Company and Parent and Merger Sub shall have received a certificate of an executive officer of the Company to such effect.

(d)          Governmental Consents. All filings, agreements, consents or approvals required under ISRA shall have been made or obtained and no Burdensome Condition shall have been imposed by any Governmental Entity on the Company, Parent, Merger Sub or any of their respective subsidiaries with respect to ISRA or any other regulatory approval required in connection with the Merger, this Agreement or the transactions contemplated hereby and thereby.

(e)          Litigation. There shall not be pending or threatened any suit, action or proceeding by (x) any federal or state Governmental Entity or (y) third party (i) challenging the acquisition by Parent or Merger Sub of any shares of Common Stock, seeking to place limitations on the ownership of shares of Common Stock (or shares of capital stock of the Surviving Entity) by Parent or Merger Sub, (ii) seeking to (A) prohibit or limit in any respect the ownership or operation by the Company or any of the Company Subsidiaries or by Parent or any of its subsidiaries of any portion of any business or of any assets of the Company and the Company Subsidiaries or Parent and its subsidiaries, (B) compel the Company or any of the Company Subsidiaries or Parent or any of its subsidiaries to divest or hold separate any portion of any business or of any assets of the Company and the Company Subsidiaries or Parent and its subsidiaries, as a result of the Merger or (C) impose any obligations on Parent or any of its subsidiaries or the Company or any of the Company Subsidiaries to maintain facilities, operations, places of business, employment levels, products or businesses or other obligation relating to the operation of their respective businesses or (iii) seeking to obtain from the Company, Parent or Merger Sub any damages, payments, covenants or legally binding assurances, which suit, action or proceeding in the case of clauses (ii) and (iii) above would have, or would be reasonably likely to have, individually or in the aggregate, a Burdensome Condition; provided, however, that this provision shall only apply to pending or threatened suits, actions or proceedings by any third party (other than any Governmental Entity) that Parent determines, after consultation with Parent's outside legal counsel, are reasonably likely to be successful on their merits.

(f)           Environmental Matters. None of the Company or any of its affiliates shall have been required to incur or be reasonably expected to incur any cost, liability, expense or obligation in excess of $3,000,000 in connection with, or in order to comply with, any investigation, remediation, clean-up or other action under or pursuant to any Environmental Law, including ISRA.

6.3          Conditions to Obligation of the Company. The obligation of the Company to effect the Merger and consummate the other transactions contemplated hereby to be consummated on the Closing Date is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Merger Sub set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and the representations and warranties of Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and the Company shall have received a certificate signed on behalf of Merger Sub by an executive officer of Merger Sub to such effect.

(b)          Performance of Obligations of Merger Sub. Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Merger Sub by an executive officer of Merger Sub to such effect.

ARTICLE 7

TERMINATION

7.1          Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement, as follows:

(a)	by mutual written consent of Parent and the Company;

(b)          by written notice of either Parent or the Company, if the Effective Time shall not have occurred on or before December 31, 2007 (the "Outside Date"); provided, however, Parent may terminate this Agreement prior to the Outside Date if the Effective Time shall not have occurred on or before November 30, 2007 and at the time of such termination by Parent, the Company shall have entered into a new collective bargaining agreement with its union without Parent's prior written consent; provided, further, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)          by written notice of either Parent or the Company, if any order injunction or decree preventing the consummation of the Merger shall have been entered by any court of competent jurisdiction or Governmental Entity and shall have become final and nonappealable ("Governmental Order"); provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party unless such party shall have used its commercially reasonable efforts (subject to Section 5.10(c)) to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger;

(d)          by written notice of Parent, if (i) the Board of Directors of the Company affects an Adverse Recommendation Change or shall have resolved to do so, or (ii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced and the Board of Directors of the Company fails within ten (10) business days of the commencement thereof to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position or a neutral position with respect to the acceptance of such tender offer or exchange offer by its shareholders);

(e)          by written notice of Parent or the Company, if this Agreement shall fail to receive the Requisite Company Vote for adoption at the Company Shareholders Meeting or any adjournment or postponement thereof at which a quorum is present and the votes to adopt this Agreement and approve the Merger are taken;

(f)           by written notice of Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case (i) such that the conditions set forth in either of Section 6.2(a) or 6.2(b) would not be satisfied, and (ii) is not cured by the earlier to occur of the Outside Date and thirty (30) days following written notice to the Company stating Parent's intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination, or which by its nature or timing cannot be cured;

(g)          by written notice of the Company, upon breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Merger Sub shall have become untrue, in either case (i) such that the conditions set forth in either of Section 6.3(a) or 6.3(b) would not be satisfied and (ii) is not cured by the earlier to occur of the Outside Date and thirty (30) days following written notice to Parent stating the Company's intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination, or which by its nature or timing cannot be cured;

(h)          by written notice of the Company if, prior to the adoption and approval of this Agreement at the Company Shareholders Meeting by the Requisite Company Vote, the Company Board has concluded in good faith, after consultation with the Company's outside legal and financial advisors, that an unsolicited Takeover Proposal is a Superior Proposal; but only if, prior to such termination:

(i)           the Company provides a Notice of Superior Proposal and provides Parent with a copy of such Superior Proposal (if in writing) and notifying Parent of its decision to terminate the Merger Agreement;

(ii)          at least five (5) business days following receipt by Parent of the Notice of Superior Proposal, and taking into account any revised proposal made by Parent since receipt of the Notice of Superior Proposal, a majority of the directors of the Company conclude such Superior Proposal remains a Superior Proposal; provided, however, that during such five (5) business day period the Company shall negotiate in good faith with Parent if Parent makes a revised proposal; provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Board of Directors of the Company shall, in each case, deliver to Parent an additional Notice of Superior Proposal, as contemplated by Section 5.7(a), and the five (5) business day or three (3) business day period, as applicable, expire prior to any such termination;

(iii)        the Company is in compliance, in all material respects, with Section 5.7;

(iv)         the Company concurrently with the termination pays the Termination Fee and irrevocably agrees to pay the Expenses pursuant to Section 7.5; and

(v)          the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal;

(i)           by written notice of Parent, if any of the shareholders who are parties to the Shareholders Agreement fail to comply with the Shareholder Agreement in any material respect; or

(j)           by written notice of Parent, if the condition set forth in Section 6.2(f) shall not have been satisfied or shall become incapable of being satisfied.

7.2          Effect of Termination. Except as provided in Section 8.2, in the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Merger Sub or the Company or any of their respective Representatives, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties set forth in Sections 7.5; provided, however, that nothing in this Agreement shall relieve any party from liability for the willful breach of any of its representations and warranties or any of its covenants or agreements set forth in this Agreement.

7.3          Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided that, after the approval of this Agreement by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Company Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4          Extension; Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained in this Agreement or in any document delivered pursuant hereto, and (c) unless prohibited by applicable Law, waive compliance with any agreement or condition contained in this Agreement. Any agreement on the part of a party to any extension or waiver, will be effective only if made in writing by each of the Company, Parent and Merger Sub and, unless otherwise specified in such writing, shall thereafter operate as a waiver (or satisfaction) of such conditions for any and all purposes of this Agreement. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

7.5	Termination Fees and Expenses.

(a)          Except as set forth in this Section 7.5, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.13. For purposes of this Agreement, "Expenses" consist of all out-of-pocket expenses (including all fees, commitment fees and expenses of counsel, accountants, commercial and investment bankers, lenders, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf to the extent directly related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Shareholder Agreements, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.

(b)	The Company agrees that, if

(i)           the Company shall terminate this Agreement pursuant to Section 7.1(h);

(ii)          Parent shall terminate this Agreement pursuant to Section 7.1(d), or Section 7.1(i);

(iii)        (A) the Company or Parent shall terminate this Agreement pursuant to Section 7.1(e) or Section 7.1(b), and (B) at the time of such termination, any person shall have made a public announcement or otherwise communicated to the Company and its shareholders with respect to a Takeover Proposal with respect to the Company, and (C) within twelve (12) months after such termination, any definitive agreement providing for a Takeover Proposal shall have been executed or a Takeover Proposal (which need not be the same Takeover Proposal made prior to termination) consummated by any person; or

(iv)         Parent shall terminate this Agreement pursuant to Section 7.1(f) and within twelve (12) months after such termination, any definitive agreement providing for a Takeover Proposal shall have been executed or a Takeover Proposal shall be consummated by any person;

then in accordance with Section 7.5(c), concurrently with such termination in the case of clause (i), within two (2) business days after such termination in the case of clause (ii), or in the case of clause (iii) or (iv) within two (2) business days after the execution of a definitive agreement providing for, or the consummation of, such Takeover Proposal, whichever shall first occur, the Company shall pay to Parent a termination fee in the amount of $3,000,000 in cash (subject to the provisos below) (such fee, the "Termination Amount"), plus an amount equal to Parent's and Merger Sub's and their affiliates' documented Expenses (as defined) up to an aggregate amount of such Expenses of $250,000; provided, however, if this Agreement is terminated pursuant to Section 7.1(f) as a result of a Pre-Closing Breach (as defined), (x) within two (2) business days after such termination, the Company shall pay an amount equal to Parent's and Merger Sub's and their affiliates' documented Expenses up to an aggregate amount of such Expenses of $1,500,000 (the "Increased Expenses") and (y) the "Termination Amount" thereunder payable under Section 7.5(b)(iv) shall mean $3,250,000 minus the Increased Expenses; provided, further, however, that if this Agreement is terminated pursuant to Section 7.1(f) other than as a result of a Pre-Closing Breach, the "Termination Amount" thereunder payable under Section 7.5(b)(iv) shall mean $1,250,000. For purposes of this Section 7.5(b),

"Pre-Closing Breach" shall mean (a) any breach of any representation or warranty, no matter when discovered, which arises out of any fact, circumstance, event or occurrence which existed, arose or developed prior to the date of this Agreement (it being understood and agreed that any Claim commenced after the date hereof shall constitute a Pre-Closing Breach if the underlying facts events or circumstances existed or occurred prior to the date hereof) or (b) any breach of any covenant or agreement of the Company.

(c)          Any payment required to be made pursuant to Section 7.5(b) shall be made to Parent by the Company as set forth in Section 7.5(b) and shall be made by wire transfer of immediately available funds to an account designated by Parent, and, except as otherwise contemplated by this Section 7.5, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Parent or Merger Sub (provided that nothing herein shall release any party from liability for willful breach), it being understood that in no event shall Parent be required to pay the fee referred to in Section 7.5(b) on more than one occasion. Any such payment shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

(d)          If this Agreement is terminated pursuant to Section 7.1(g), then in such event Parent shall pay to the Company (x) in the event of any breach other than a breach of Section 4.4 of this Agreement, its documented Expenses up to an aggregate amount of such Expenses of $1,500,000 or (y) in the event of a breach of Section 4.4 (including a failure to close the Merger in accordance with Section 1.2 as a result of a breach of Section 4.4), a termination fee in the amount of $3,250,000 in cash (the "Parent Termination Fee") and, in each case, the Parent shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company (provided that nothing herein shall release any party from liability for willful breach), such payment to be made within two (2) business days after the termination of this Agreement, by wire transfer of immediately available funds to an account designated by the Company, it being understood that in no event shall Parent be required to pay the amounts referred to in this Section 7.5(d) on more than one occasion. Any such payment shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

(e)          The Company agrees that it shall promptly pay to Parent within two (2) business days after such termination, an amount equal to Parent's and Merger Sub's and their affiliates' documented Expenses up to an aggregate amount equal to the Increased Expenses, if this Agreement is terminated pursuant to Section 7.1(e); provided, however, if a Termination Amount becomes due and owing after termination pursuant to Section 7.5(b), such Termination Amount and Expense reimbursement shall be reduced by the amount of Increased Expenses previously paid. If this Agreement is terminated pursuant to Section 7.1(j), the Company agrees that it shall promptly pay to Parent within two (2) business days after such termination, an amount equal to Parent's and Merger Sub's and their affiliates documented Expenses up to an aggregate amount equal to the Increased Expenses.

(f)           The Company and Parent acknowledge that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Parent would not enter into this Agreement; accordingly, if the Company fails to pay promptly the Termination Amount, or Parent fails to promptly pay the Parent Termination Fee and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit which results in a judgment against the Company for the Termination Amount, or Parent for the Parent Termination Fee, as the case may be, such party shall pay to the other such party its reasonable out-of-pocket expenses in connection with such suit, together with interest on the amount of the Termination Amount or the Parent Termination Fee, as the case may be, at the prime rate of Wachovia Bank, N.A. in effect on the date such payment was required to be made.

ARTICLE 8

MISCELLANEOUS

8.1	Certain Definitions. For purposes of this Agreement:

(a)          The term "affiliate," as applied to any person, means any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

(b)          The term "business day" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time. In computing any time period under this Agreement, the date of the event which begins the running of such time period shall be included except that if such event occurs on other than a business day such period shall begin to run on and shall include the first business day thereafter.

(c)          The term "knowledge" means the knowledge of the following officers and employees of the Company and Parent or Merger Sub, after reasonable inquiry, as to (i) the Company: the officers and employees listed in Schedule 8.1(d)(i) and (ii) Parent or Merger Sub: the officers and employees listed in Schedule 8.1(d)(ii).

(d)          The term "Lien" means any lien, mortgage, pledge, deed of trust, security interest, charge, easement, right of way, restriction, option, right of first refusal, right of first offer or other encumbrance or other adverse claim or interest.

(e)          The term "person" shall include individuals, corporations, limited and general partnerships, trusts, limited liability companies, associations, joint ventures, Governmental Entities and other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

(f)           The term "subsidiary" or "subsidiaries" means, with respect to any person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests constituting more than 50% of the voting or economic interest in such entity.

(g)          The following terms are defined on the pages of this Agreement set forth after such term below:

Acceptable Confidentiality Agreement	35	ISRA	10
Adverse Recommendation Change	36	knowledge	52
affiliate	51	Law	9
Agreement	1	Leased Property	25
Burdensome Condition	41	Lien	52
business day	51	Material Adverse Effect on the Company	6
Certificate of Merger	2	Material Assets	24
Claims	19	Merger	1
Closing	2	Merger Consideration	3
Closing Date	2	Merger Sub	1
Code	5	Most Recent Balance Sheet	14
Common Stock	1	NASD	33
Company	1	NJBCA	1
Company Charter Documents	6	NLRB	13
Company Disclosure Letter	5	Notice of Superior Proposal	36
Company Financial Advisor	25	Option	4
Company Investment Banker	25	Option Plans	4
Company Material Contract	17	Other Filings	33
Company Permits	10	Outside Date	46
Company SEC Reports	11	Owned Real Property	24
Company Shareholders Meeting	33	Parent	1
Company Subsidiaries	5	Parent Confidentiality Agreement	35
Contracts	9	Parent Termination Fee	50
control	51	Patents	20
Copyrights	20	Paying Agent	3
Credit Agreement	30	Permitted Liens	24
DOJ	41	person	52
Effective Time	2	Plans	15
Environmental Law	20	Pre-Closing Breach	50
ERISA	15	Proxy Statement	33
ERISA Affiliate	15	Representatives	35
Exchange Act	9	Requisite Company Vote	8
Exon-Florio	10	Rights Plan	26
Expenses	49	SEC	11
Foreign Plan	17	Securities Act	11
FTC	41	Shareholder Agreement	1
GAAP	6	Shares	3
Governmental Entity	9	Software	20
Governmental Order	47	subsidiary	52
Hazardous Substance	20	Superior Proposal	38
HSR Act	10	Surviving By-Laws	2
Increased Expenses	50	Surviving Charter	2
Indemnified Parties	38	Surviving Corporation	1
Intellectual Property	20	Takeover Proposal	37

Takeover Statute	25	Technology	20
Tax Returns	22	Termination Amount	50
Tax Sharing Agreements	23	Title IV Plan	15
Taxes	22	Trademarks	20

8.2          Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered under this Agreement shall terminate at the Effective Time or upon the termination of this Agreement under Section 7.1, as the case may be, except that (i) the agreements set forth in ARTICLE 1 and ARTICLE 2 and Section 5.8 shall survive the Effective Time indefinitely and (ii) those set forth in Sections 5.13, 7.2 and 7.5 and this ARTICLE 8 shall survive termination of this Agreement indefinitely. Each party agrees that, except for the representations and warranties contained in this Agreement and the Company Disclosure Letter, no party to this Agreement has made any other representations and warranties, and each party disclaims any other representations and warranties, made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other Representatives with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery of disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

8.3          Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparties signed by all of the other parties hereto.

8.4	Governing Law and Venue; Waiver of Jury Trial.

(a)          THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW JERSEY WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES. The parties irrevocably submit to the jurisdiction of the federal courts of the United States of America located in the State of New Jersey for the purpose of any action or proceeding arising out of or relating to this Agreement and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject to this Agreement or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.5 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

(b)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.4.

8.5          Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by overnight courier or by facsimile:

if to Parent:

Eppendorf Incorporated

One Cantiague Road

Westbury, NY 11590

Attention: Chief Financial Officer

Fax: 516-334-5168

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention: Paul T. Schnell, Esq. and Richard J. Grossman, Esq.

Fax: (212) 735-2000

if to Merger Sub:

Edison Merger Corp.

c/o Eppendorf Incorporated

One Cantiague Road

Westbury, NY 11590

Attention: Chief Financial Officer

Fax: 516-334-5168

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention: Paul T. Schnell, Esq. and Richard J. Grossman, Esq.

Fax: (212) 735-2000

if to the Company:

New Brunswick Scientific Co., Inc.

P.O. Box 4005

44 Talmadge Rd.

Edison, NJ 08818-4005

Attention: Chief Executive Officer

Fax: 732-287-5566

with copies to:

Morgan, Lewis & Bockius, LLP

502 Carnegie Center

Princeton, New Jersey 08540

Attention: Steven M. Cohen, Esq.

Fax: (609) 919-6639

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Each such communication will be effective (a) if delivered personally or overnight courier, when such delivery is made at the address specified in this Section 8.5, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.5 and appropriate confirmation is received.

8.6          Entire Agreement. This Agreement (including any exhibits, schedules and annexes to this Agreement), the Company Disclosure Letter and the Shareholder Agreements and the amendment to the Rights Plan constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter of this Agreement.

8.7          No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (including any employee of the Company) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than with respect to the provisions of Section 5.8 which shall inure to the benefit of the persons or entities benefiting therefrom, in each case who are intended to be third party beneficiaries thereof.

8.8          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

8.9          Interpretation. The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a section, exhibit or annex, that reference shall be to a section of or exhibit or annex to this Agreement unless otherwise indicated. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a person are also to its permitted successors and assigns. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.10       Assignment. This Agreement shall not be assignable by operation of Law or otherwise without the prior written consent of the other party hereto except that Parent or Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or any subsidiary of Parent's ultimate corporate parent entity, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder. Any purported assignment not permitted under this Section 8.10 will be null and void.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

EPPENDORF INCORPORATED

By:	/s/ Martin N. Farb
	Name:	Martin N. Farb
	Title:	President and Chief Executive Officer

EDISON MERGER CORP.

By:	/s/ Martin N. Farb
	Name:	Martin N. Farb
	Title:	President and Chief Executive Officer

NEW BRUNSWICK SCIENTIFIC CO., INC.

By:	/s/ James T. Orcutt
	Name:	James T. Orcutt
	Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger